UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                    -----------------------------------------
                               (Amendment No. 1)*


                             Medical Resources, Inc.
                             -----------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                    564610102
                                 --------------
                                 (CUSIP Number)


Todd J. Emmerman, Esq., c/o Rosenman & Colin LLP, 575 Madison Avenue, New York,
                            NY 10022 (212) 940-8800
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                February 23, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box|X|.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.     564610102

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Cramer Rosenthal McGlynn, LLC
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

           00
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
            New York
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
    NUMBER OF
     SHARES                    0
  BENEFICIALL
    OWNED BY      --------------------------------------------------------------
      EACH            8     SHARED VOTING POWER
    REPORTING
     PERSON
      WITH                     497,130 Shares
                  --------------------------------------------------------------
                      9     SOLE DISPOSITIVE POWER


                               0
                  --------------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER

                               497,130 Shares

--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            497,130 Shares
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.3%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

            OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.     564610102

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            CRM Management, Inc.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

            00
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
           New York
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
    NUMBER OF
     SHARES                    0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY          8     SHARED VOTING POWER
      EACH
    REPORTING
     PERSON                    254,300 Shares
      WITH        --------------------------------------------------------------
                      9     SOLE DISPOSITIVE POWER


                               0
                  --------------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER

                               254,300 Shares

--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            254,300 Shares
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.2%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.     564610102

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            CRM Advisors, LLC
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

            00
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
            New York
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
    NUMBER OF
     SHARES                    0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY          8     SHARED VOTING POWER
      EACH
    REPORTING                  166,900 Shares
     PERSON       --------------------------------------------------------------
      WITH            9     SOLE DISPOSITIVE POWER

                               0
                  --------------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER

                               166,900 Shares
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            166,900 Shares
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            .8%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

            CO, IA
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.     564610102

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Arthur J. Pergament
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

            PF
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
    NUMBER OF
     SHARES
  BENEFICIALLY                 33,250
    OWNED BY      --------------------------------------------------------------
      EACH            8     SHARED VOTING POWER
    REPORTING
     PERSON
      WITH                     0 Shares
                  --------------------------------------------------------------
                      9     SOLE DISPOSITIVE POWER


                               33,250
                  --------------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER

                               0 Shares
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          33,250 Shares
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            .2%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.     564610102

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            John Roach
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

            PF
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
    NUMBER OF
     SHARES
  BENEFICIALLY                 2,000
    OWNED BY      --------------------------------------------------------------
      EACH            8     SHARED VOTING POWER
    REPORTING
     PERSON
      WITH                     0 Shares
                  --------------------------------------------------------------
                      9     SOLE DISPOSITIVE POWER


                               2,000
                  --------------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER

                               0 Shares

--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,000 Shares
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Less than .1%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 1 is being filed pursuant to Rule 13-d-2(a) promulgated under the Securities Exchange Act of 1934 (the "Act") and amends the Schedule 13D previously filed on November 13, 1997. Terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 13D.

Item 2. Identity and Background

            Item 2 is hereby supplemented and amended as follows:

            (a) This statement is being filed by Cramer Rosenthal McGlynn, LLC, a New York limited liability company ("CRM"), CRM Management, Inc., a New York corporation ("CRM Management"), CRM Advisors LLC, a New York limited liability company ("CRM Advisors"), Arthur J. Pergament, an individual and John Roach, an individual. CRM, CRM Management, CRM Advisors, Mr. Pergament and Mr. Roach (together, the "Reporting Persons") are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of
            Section 13(d)(3) of the Exchange Act. The Reporting Persons disclaim the existence of a group with any other investors in the Company and do not affirm the existence of a group among the Reporting Persons.

            (b)-(c)

            Cramer Rosenthal McGlynn, LLC

            CRM is a limited liability company that provides investment management services. The principal business address of CRM is 707 Westchester Avenue, White Plains, NY 10604. Its telephone number is
            (212) 838-3830.

            CRM Management, Inc.

            CRM Management is a corporation that provides investment management services. The principal business address of CRM Management is 707 Westchester Avenue, White Plains, New York 10604. Its telephone number is (212) 838-3830.

            CRM Advisors, LLC

            CRM Advisors is a limited liability company that provides investment advisory services. The principal business address of CRM Advisors is 707 Westchester Avenue, White Plains, NY 10604. Its telephone number is (212) 838-3830.

            Arthur J. Pergament

            Mr. Pergament is an individual who is principally employed as a Senior Vice President of CRM, CRM Management and CRM Advisors. The principal business address of Mr. Pergament is 707 Westchester Avenue, White Plains, NY 10604. Mr. Pergament's business telephone number is (212) 838-3830.

            John Roach

            Mr. Roach is principally employed as a Senior Portfolio Accountant for CRM. Mr. Roach's principal business address is 707 Westchester Avenue, White Plains, NY

            10604. Mr. Roach's business telephone number is (212) 838-3830.


            The name, business address and present principal occupation or employment of each of the executive officers, directors and controlling shareholders of CRM, CRM Management and CRM Advisors is set forth on Schedule I annexed hereto which is incorporated herein by reference.

            (d) To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons and none of the persons listed on Schedule I hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons and none of the persons listed on Schedule I hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

            Item 3 is hereby amended as follows:

            Schedule II sets forth a description of each transaction in the Company's Common Stock effected by the Reporting Persons since the
            Schedule 13D to which this Amendment No. 1 relates was filed. The source of funds for CRM and CRM Management in effecting such transactions was the personal funds or working capital of their clients or entities they control. The personal funds and working capital may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The total cost of the reported securities for Mr. Pergament was $186,874.50. The total cost of the reported securities for Mr. Roach was $7,558.82. The source of funds for each of Mr. Pergament and Mr. Roach was the respective personal funds of each.

Item 5.     Interest in Securities of the Issuer.

            Item 5 is hereby supplemented and amended as follows:

            (a) CRM (including its clients) beneficially owns 497,130 shares of Common Stock, representing 2.3% of the outstanding Common Stock of the Company. CRM Management (including entities it controls) beneficially owns 254,300 shares of Common Stock, representing 1.2% of the outstanding Common Stock of the Company. CRM Advisors (including its clients) beneficially owns 166,900 shares of Common Stock, representing .8% of the outstanding Common Stock of the Company. Mr. Pergament beneficially owns 33,200 shares of Common Stock, representing approximately .2% of the outstanding Common Stock of the Company. Mr. Roach beneficially owns 2,000 shares of Common Stock, representing less than .1% of the outstanding Common Stock of the Company. Collectively, the Reporting Persons (including their clients and entities they control) own 953,580 shares, representing 4.5% of the outstanding Common Stock of the Company. The percentages listed in this paragraph are based on the aggregate number of shares of Common Stock disclosed in the Company's Quarterly Report on Form 10-Q/A for the period ended June 30, 1997.

            (b) By reason of their positions as investment advisors to their respective advisory clients, CRM and CRM Advisors may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by their respective advisory clients. Pursuant to Rule 13d-4 promulgated under the Exchange Act, CRM and CRM Advisors disclaim beneficial ownership of all shares of Common Stock owned by their respective advisory clients.

            Mr. Pergament and Mr. Roach each have the sole power to vote and dispose of all the shares of Common Stock reported herein as being beneficially owned by each such individual.

            (c) Schedule II hereto sets forth a description of each transaction in the Company's Common Stock that were effected by any of the Reporting Persons since the the Schedule 13D to which this Amendment No. 1 relates was filed. All such transactions listed on Schedule II were effected on the open market.

            (d) Not applicable.

            (e) The Reporting Persons ceased to collectively own more than five percent of the Company's Common Stock on February 23, 1998.

                                    SIGNATURE

      After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 23, 1998


                        CRAMER ROSENTHAL MCGLYNN, LLC


                        By: /s/Eugene A. Trainor III
                            -----------------------------------
                        Title:  Senior Vice President



                        CRM MANAGEMENT, INC.


                        By: /s/Eugene A. Trainor III
                            -----------------------------------
                        Title:  Senior Vice President



                        CRM ADVISORS, LLC



                        By: /s/Eugene A. Trainor III
                            -----------------------------------
                        Title:  Senior Vice President



                        By: /s/Arthur J. Pergament
                            -----------------------------------
                        Name:  Arthur J. Pergament



                        By: /s/John Roach
                            -----------------------------------
                        Name:  John Roach

                                   Schedule I

                        Executive Officers and Directors

CRAMER ROSENTHAL MCGLYNN, LLC

      The name and present principal occupation or employment of each of the executive officers and directors of CRM is set forth below. The business address of each such person is 707 Westchester Avenue, White Plains, NY 10604.

                                     Present Principal
Name and Positions Held              Occupation and Employment
-----------------------              -------------------------

Gerald B. Cramer                     Chairman and a Director

Ronald H. McGlynn                    President and CEO and a Director

Edward J. Rosenthal                  Vice Chairman and a Director

Jay B. Abramson                      Executive Vice President
                                     and a Director

Fred M. Filoon                       Senior Vice President

Arthur J. Pergament                  Senior Vice President

Eugene A. Trainor III                Senior Vice President and Chief
                                     Financial Officer


CRM MANAGEMENT, INC.

      The name and present principal occupation or employment of each of the executive officers and directors of CRM Management, Inc. is set forth below. The business address of each such person is 707 Westchester Avenue, White Plains, NY 10604.

                                     Present Principal
Name and Positions Held              Occupation and Employment
-----------------------              -------------------------

Gerald B. Cramer                     Chairman and a Director

Ronald H. McGlynn                    President and CEO and a Director

Edward J. Rosenthal                  Vice Chairman and a Director

Jay B. Abramson                      Executive Vice President
                                     and a Director

Fred M. Filoon                       Senior Vice President

Arthur J. Pergament                  Senior Vice President

Eugene A. Trainor III                Senior Vice President and Chief
                                     Financial Officer


CRM ADVISORS, LLC

      The name and present principal occupation or employment of each of the executive officers and managers of CRM Advisors, LLC is set forth below. The business address of each such person is 707 Westchester Avenue, White Plains, NY 10604.

                                     Present Principal
Name and Positions Held              Occupation and Employment
-----------------------              -------------------------

Gerald B. Cramer                     Chairman and a Manager

Ronald H. McGlynn                    President and CEO and a Manager

Edward J. Rosenthal                  Vice Chairman and a Manager

Jay B. Abramson                      Executive Vice President
                                     and a Manager

Fred M. Filoon                       Senior Vice President

Arthur J. Pergament                  Senior Vice President

Eugene A. Trainor III                Senior Vice President and Chief
                                     Financial Officer

                                   Schedule II


      Set forth below is a description of each transaction in the Company's Common Stock effected by the Reporting Persons since the Reporting Persons filed the Schedule 13D to which this Amendment No. 1 relates. All such transactions were effected on the open market.


                                                                    Price
Reporting                                                         Per Share
Person            Activity Date     Type       # of Shares       (in dollars)
------            -------------     ----       -----------       ------------

CRM               12/17/97          BUY               100            8.88

CRM               12/18/97          BUY             9,200            8.50

CRM               12/18/97          BUY             2,100            8.50

CRM               12/18/97          BUY               500            8.50

CRM               12/24/97          BUY             1,600            8.88

CRM               12/24/97          BUY               600            9.11

CRM               12/24/97          BUY               900            9.05

CRM               12/24/97          BUY               600            9.11

CRM               01/12/98          BUY             1,200           10.38

CRM               01/14/98          BUY            12,100           10.88

CRM               01/16/98          BUY               600           10.86

CRM               01/21/98          BUY             4,900           10.56

CRM               01/21/98          BUY             8,000           10.56

CRM               01/23/98          BUY             2,100           10.68

CRM               01/27/98          BUY             1,300           10.63

CRM               02/12/98          BUY               700           10.13

CRM               02/13/98          BUY             1,900           10.00

CRM               02/18/98          BUY               600           10.38

CRM               12/19/97          SELL           32,500            8.09
MANAGEMENT

CRM               01/09/98          SELL              500           10.12

CRM               01/15/98          SELL           30,600           10.36
MANAGEMENT

CRM               01/21/98          SELL            2,500           10.45

CRM               01/27/98          SELL            3,500           10.57

CRM               01/29/98          SELL            2,000           10.75

CRM               02/03/98          SELL           12,500           10.50

CRM               02/06/98          SELL           55,600           10.00

CRM               02/06/98          SELL            1,500           10.00

CRM               02/06/98          SELL            3,700           10.00

CRM               02/09/98          SELL           20,200            9.87

CRM               02/09/98          SELL              500            9.87

                                                                    Price
Reporting                                                         Per Share
Person            Activity Date     Type       # of Shares       (in dollars)
------            -------------     ----       -----------       ------------

CRM               02/18/98          SELL            1,300            9.87

CRM               02/18/98          SELL            5,000           10.33

CRM               02/18/98          SELL            4,100           10.33

CRM               02/18/98          SELL           26,600           10.33

CRM               02/18/98          SELL              600           10.14

CRM               02/18/98          SELL              900           10.20

CRM               02/23/98          SELL           10,400            9.81

CRM               02/23/98          SELL            2,500            9.77

CRM               02/23/98          SELL            1,100            9.81

CRM               02/23/98          SELL           16,600            9.81

CRM               02/23/98          SELL            1,800            9.81

CRM               02/23/98          SELL            2,800            9.81

CRM               02/23/98          SELL            7,800            9.81

CRM               02/23/98          SELL           20,600            9.81

CRM               02/23/98          SELL              100            9.81

CRM               02/23/98          SELL              800            9.75

CRM               02/23/98          SELL            1,100            9.81

CRM               02/23/98          SELL            1,200            9.81

CRM               02/23/98          SELL              400            9.81

CRM               02/23/98          SELL            1,000            9.81

CRM               02/23/98          SELL            2,800            9.61

CRM               02/23/98          SELL              200            9.81

CRM               02/23/98          SELL              300            9.81

CRM               02/23/98          SELL            1,100            9.81

CRM               02/23/98          SELL              200            9.81

CRM               02/23/98          SELL              100            9.81

CRM               02/23/98          SELL              800            9.81

CRM               02/23/98          SELL              500            9.81

CRM               02/23/98          SELL            1,100            9.81

CRM               02/23/98          SELL              500            9.81

CRM               02/23/98          SELL              600            9.81

CRM               02/23/98          SELL              200            9.81

CRM               02/23/98          SELL            1,000            9.71

CRM               02/23/98          SELL            2,000            9.71

CRM               02/23/98          SELL              600            9.81

CRM               02/23/98          SELL            1,300            9.81

CRM               02/23/98          SELL            3,300            9.81

                                                                    Price
Reporting                                                         Per Share
Person            Activity Date     Type       # of Shares       (in dollars)
------            -------------     ----       -----------       ------------

CRM               02/23/98          SELL              700            9.81

CRM               02/23/98          SELL            3,500            9.81

CRM               02/23/98          SELL              100            9.81

CRM               02/23/98          SELL              100            9.81

CRM               02/23/98          SELL              200            9.30

CRM               02/23/98          SELL              100            9.81

CRM               02/23/98          SELL              100            9.81

CRM               02/23/98          SELL            1,000            9.71

CRM               02/23/98          SELL            1,700            9.75

CRM               02/23/98          SELL              100            9.81

CRM               02/24/98          SELL              100            9.69

CRM               02/27/98          SELL            6,000            8.81

CRM               02/27/98          SELL              100            8.81

CRM               03/02/98          SELL            9,600            8.41

CRM               03/02/98          SELL           41,000            8.41
MANAGEMENT

CRM               03/02/98          SELL              400            8.47

CRM               03/03/98          SELL            5,000            8.31

CRM               03/03/98          SELL            7,900            8.27

CRM               03/03/98          SELL            7,000            8.31

CRM               03/03/98          SELL           29,600            8.31
MANAGEMENT

CRM               03/03/98          SELL              200            8.31

CRM               03/03/98          SELL            1,900            8.27

CRM               03/04/98          SELL            5,600            8.21

CRM               03/04/98          SELL           24,300            8.21

CRM               03/04/98          SELL              100            8.21